UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Equinox Gold Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

29446Y502

(CUSIP Number)

July 15, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pacific Road Resources Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 5,593,536(1)
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 5,593,536(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,536(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.32%(2)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(1)	Includes (i) 2,935,936 common shares and (ii) 2,657,600 common shares issuable upon the conversion of currently convertible notes.
(2)	The information set forth herein regarding percentages of beneficial ownership is based upon (i) 238.1 million common shares disclosed as outstanding by Equinox Gold Corp. (the “Issuer”) in its press release furnished on Form 6-K with the United States Securities and Exchange Commission (the “Commission”) on May 27, 2020 and (ii) 2,657,600 common shares issuable upon the conversion of currently convertible notes, which are treated as issued and outstanding solely for the purpose of computing the percentage ownership of the reporting person pursuant to Rule 13d-3(d)(1)(i) under the Act.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pacific Road Capital Management GP II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 5,593,536(1)
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 5,593,536(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,536(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.32%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes (i) 2,935,936 common shares and (ii) 2,657,600 common shares issuable upon the conversion of currently convertible notes.
(2)	The information set forth herein regarding percentages of beneficial ownership is based upon (i) 238.1 million common shares disclosed as outstanding by the Issuer in its press release furnished on Form 6-K with the Commission on May 27, 2020 and (ii) 2,657,600 common shares issuable upon the conversion of currently convertible notes, which are treated as issued and outstanding solely for the purpose of computing the percentage ownership of the reporting person pursuant to Rule 13d-3(d)(1)(i) under the Act.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Padraig Hoare
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 5,593,536(1)
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 5,593,536(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,536(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.32%(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 2,935,936 common shares and (ii) 2,657,600 common shares issuable upon the conversion of currently convertible notes. Mr. Hoare is a director of Pacific Road Capital Management GP II Limited and disclaims beneficial ownership of these securities, which are held directly by Pacific Road Resources Fund II L.P.
(2)	The information set forth herein regarding percentages of beneficial ownership is based upon (i) 238.1 million common shares disclosed as outstanding by the Issuer in its press release furnished on Form 6-K with the Commission on May 27, 2020 and (ii) 2,657,600 common shares issuable upon the conversion of currently convertible notes, which are treated as issued and outstanding solely for the purpose of computing the percentage ownership of the reporting person pursuant to Rule 13d-3(d)(1)(i) under the Act.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inderjit Singh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 5,593,536(1)
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 5,593,536(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,593,536(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.32%(2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes (i) 2,935,936 common shares and (ii) 2,657,600 common shares issuable upon the conversion of currently convertible notes. Mr. Singh is a director of Pacific Road Capital Management GP II Limited and disclaims beneficial ownership of these securities, which are held directly by Pacific Road Resources Fund II L.P.
(2)	The information set forth herein regarding percentages of beneficial ownership is based upon(i) 238.1 million common shares disclosed as outstanding by the Issuer in its press release furnished on Form 6-K with the Commission on May 27, 2020 and (ii) 2,657,600 common shares issuable upon the conversion of currently convertible notes, which are treated as issued and outstanding solely for the purpose of computing the percentage ownership of the reporting person pursuant to Rule 13d-3(d)(1)(i) under the Act.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pacific Road Resources Fund II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 783,043(1)
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 783,043(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 783,043(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.33%(2)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Includes (i) 411,004 common shares and (ii) 372,039 common shares issuable upon the conversion of currently convertible notes.
(2)	The information set forth herein regarding percentages of beneficial ownership is based upon (i) 238.1 million common shares disclosed as outstanding by the Issuer in its press release furnished on Form 6-K with the Commission on May 27, 2020 and (ii) 372,039 common shares issuable upon the conversion of currently convertible notes, which are treated as issued and outstanding solely for the purpose of computing the percentage ownership of the reporting person pursuant to Rule 13d-3(d)(1)(i) under the Act.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pacific Road Capital Management Pty Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 783,043(1)
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 783,043(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 783,043(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.33%(2)
12	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Includes (i) 411,004 common shares and (ii) 372,039 common shares issuable upon the conversion of currently convertible notes.
(2)	The information set forth herein regarding percentages of beneficial ownership is based upon (i) 238.1 million common shares disclosed as outstanding by the Issuer in its press release furnished on Form 6-K with the Commission on May 27, 2020 and (ii) 372,039 common shares issuable upon the conversion of currently convertible notes, which are treated as issued and outstanding solely for the purpose of computing the percentage ownership of the reporting person pursuant to Rule 13d-3(d)(1)(i) under the Act.

Item 1.

(a)	Name of Issuer:

Equinox Gold Corp.

(b)	Address of Issuer’s Principal Executive Offices:

700 West Pender Street, Suite 1501, Vancouver, British Columbia, V6C 1G8

Item 2.

(a)	Name of Person Filing:

(i)	Pacific Road Resources Fund II L.P.

(ii)	Pacific Road Capital Management GP II Limited

(iii)	Padraig Hoare

(iv)	Inderjit Singh

(v)	Pacific Road Resources Fund II

(vi)	Pacific Road Capital Management Pty Limited

(b)	Address of Principal Business Office or, if none, Residence:

(i)	190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands

(ii)	190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands

(iii)	190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands

(iv)	190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands

(v)	Level 2, 88 George Street, Sydney, NSW 2000 Australia

(vi)	Level 2, 88 George Street, Sydney, NSW 2000 Australia

(c)	Citizenship:

(i)	United Kingdom

(ii)	Cayman Islands

(iii)	Cayman Islands

(iv)	Cayman Islands

(v)	Australia

(vi)	Australia

(d)	Title of Class of Securities: Common Shares, no par value

(e)	CUSIP Number: 29446Y502

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

(a)	Amount Beneficially Owned: The responses of the Reporting Persons to Rows (5) through (11) of the cover pages of this Statement are incorporated herein by reference.

(b)	Percent of Class: The responses of the Reporting Persons to Row (11) of the cover pages of this Statement are incorporated herein by reference.

(c)	Number of shares as to which the person has: The responses of the Reporting Persons to Rows (5) through (8) of the cover pages of this Statement are incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class.

☒

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Member of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pacific Road Resources Fund II L.P.

July 15, 2020
Date

/s/ Padraig Hoare
Signature

Padraig Hoare / Authorized Signatory
Name/Title

Pacific Road Capital Management GP II Limited

July 15, 2020
Date

/s/ Padraig Hoare
Signature

Padraig Hoare / Authorized Signatory
Name/Title

Padraig Hoare

July 15, 2020
Date

/s/ Padraig Hoare
Signature

Inderjit Singh

July 15, 2020
Date

/s/ Inderjit Singh
Signature

Pacific Road Resources Fund II

July 15, 2020
Date

/s/ Adrian Martin
Signature

Adrian Martin / Authorized Signatory
Name/Title

Pacific Road Capital Management Pty Limited

July 15, 2020
Date

/s/ Adrian Martin
Signature

Adrian Martin / Director
Name/Title